Exhibit 4.1
AMENDMENT TO RIGHTS AGREEMENT
     This Amendment to Rights Agreement, dated as of July 25, 2005, to the Rights Agreement, dated as of January 17, 1997 (as amended, the “Rights Agreement”), between National Vision Inc., a Georgia corporation (the “Company”), and American Stock Transfer & Trust Company, a New York banking corporation, as Rights Agent (the “Rights Agent”).
     WHEREAS, the Company and a predecessor of the Rights Agent entered into the Rights Agreement specifying the terms of the Rights (as defined therein); and
     WHEREAS, the Company intends to enter into an Agreement and Plan of Merger among the Company and affiliates of Berkshire Partners, LLC (“Berkshire”), pursuant to which Berkshire would acquire the Company pursuant to a tender offer and subsequent merger; and
     WHEREAS, the Company and the Rights Agent desire to amend the Rights Agreement in accordance with Section 27 of the Rights Agreement; and
     WHEREAS, the Board of Directors of the Company has unanimously approved this Amendment at a meeting of directors duly called and held;
     NOW, THEREFORE, in consideration of the premises and mutual agreements set forth in the Rights Agreement and this Amendment, the parties hereto agree as follows:
          1. Section 1(i) of the Rights Agreement shall be amended to read as follows:
               “Distribution Date” means the earlier of (i) the Close of Business on the tenth day (or such later day as may be designated by action of a majority of the Continuing Directors) after the Share Acquisition Date, and (ii) the Close of Business on the tenth Business Day (or such later day as may be designated by action of a majority of the Continuing Directors) after the date of the commencement by any Person (other than an Excluded Person and other than pursuant to an Approved Acquisition) of, or of the first public announcement of the intention by any Person (other than an Excluded Person and other than pursuant to an Approved Acquisition) to commence, a tender or exchange offer if, upon consummation thereof, such Person, together with all Affiliates and Associates of such Person, would be the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding. None of the transactions contemplated by that certain Agreement and Plan of Merger, by and among the Company and affiliates of Berkshire Partners, LLC, shall trigger a Distribution Date or other means of exercising the Rights created pursuant to this Agreement.
          2. The Summary of Terms attached to the Rights Agreement as Exhibit C shall be deemed to be amended to reflect the terms of this Amendment.
          3. The term “Agreement” as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby.
          4. The foregoing Amendment shall be effective as of July 25, 2005, and, except as set forth herein, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.
          5. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

NATIONAL VISION INC.

By:	/s/ Mitchell Goodman

Name: Mitchell Goodman
Title: Senior Vice President and General Counsel

AMERICAN STOCK TRANSFER & TRUST COMPANY

By:	/s/ Herbert J. Lemmer

Name: Herbert J. Lemmer
Title: Vice President